

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2014

<u>Via E-mail</u>
Jeffrey W. Flannery
Chief Executive Officer
Titan Energy Worldwide, Inc.
6321 Bury Dr. Suite 8
Eden Prairie, MN 55346

     Re: **Titan Energy Worldwide, Inc.**
            Item 4.02 Form 8-K
            Filed October 24, 2014
            File No. 000-26139

Dear Mr. Flannery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jeffrey W. Flannery
Titan Energy Worldwide, Inc.
October 28, 2014

Form 8-K Item 4.02 dated October 24, 2014

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1. Please revise your filing to disclose the date that you concluded the prior financial statements should no longer be relied upon as required by Item 4.02(a)1.

2. Please revise your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing as required by item 4.02(a)3.

3. We note that you engaged your new independent auditor in May, 2014. We do not see when you filed the required Item 4.01 Form 8-K for either the termination of the prior independent accountant or the engagement of the new independent accountant. Please tell us how you complied with Item 304 of Regulation S-K.

   As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey W. Flannery
Titan Energy Worldwide, Inc.
October 28, 2014

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant at 202-551-3618 or me at 202-551-3643 if you have questions on any of our comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at 202 551-3671.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Branch Chief